# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ImmunityBio, Inc., CIK 0001326110
CUSIP: 45256X103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3530 John Hopkins Court, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0001629222
Persons authorized to receive notices and communications: Charles Kenworthy, Cambridge Equities, LP, 450 Duley Road, El Segundo, California (CA), 90245, (310) 836-6400; Martin J. Waters, Wilson Sonsini Goodrich & Rosati, 12235 El Camino Real, San Diego, California (CA), 92130, (858) 350-2300

## Reporting persons
- Cambridge Equities, LP (CIK 0001629222): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 261,705,814; sole dispositive power 0; shared dispositive power 261,705,814; aggregate amount beneficially owned 261,705,814 (26.6% of the class)
  Comment: The percentage shown in (13) is calculated based upon (x) 261,705,814 shares of the Issuer's Common Stock held by Cambridge Equities, LP ("Cambridge"), divided by (y) 984,965,179 shares of the Issuer's Common Stock issued and outstanding, as of October 30, 2025, as provided by the Issuer.
- MP 13 Ventures, LLC (CIK 0001629186): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 261,705,814; sole dispositive power 0; shared dispositive power 261,705,814; aggregate amount beneficially owned 261,705,814 (26.6% of the class)
  Comment: The percentage shown in (13) is calculated based upon (x) 261,705,814 shares of the Issuer's Common Stock held by Cambridge, divided by (y) 984,965,179 shares of the Issuer's Common Stock issued and outstanding, as of October 30, 2025, as provided by the Issuer. MP 13 Ventures, LLC ("MP 13 Ventures") may be deemed to beneficially own, and share voting power and investment power with Cambridge over, all shares of the Issuer's Common Stock beneficially owned by Cambridge.
- NantWorks, LLC (CIK 0001675760): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 98,535,253; sole dispositive power 0; shared dispositive power 98,535,253; aggregate amount beneficially owned 98,535,253 (10% of the class)
  Comment: The percentage shown in (13) is calculated based upon (x) the sum of (i) 9,986,920 shares of the Issuer's Common Stock held by NantWorks, LLC ("NantWorks"); (ii) 8,383,414 shares of the Issuers' Common Stock held by NantBio, Inc. ("NantBio"); (iii) 47,557,934 shares of the Issuer's Common Stock held by NantMobile, LLC ("NantMobile"); and (iv) 32,606,985 shares of the Issuer's Common Stock held by NantCancerStemCell, LLC ("NCSC") divided by (y) 984,965,179 shares of the Issuer's Common Stock issued and outstanding, as of October 30, 2025, as provided by the Issuer. NantBio, NantMobile and NCSC are majority-owned subsidiaries of NantWorks, and NantWorks shares voting and dispositive power over the shares beneficially owned by NantBio, NantMobile, and NCSC. NantWorks disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by NantBio, NantMobile and NCSC, except to the extent of their pecuniary interest.
- NantMobile, LLC (CIK 0001567221): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 47,557,934; sole dispositive power 0; shared dispositive power 47,557,934; aggregate amount beneficially owned 47,557,934 (4.8% of the class)
  Comment: The percentage shown in (13) is calculated based upon (x) 47,557,934 shares of the Issuer's Common Stock beneficially owned by NantMobile divided by (y) 984,965,179 shares of the Issuer's Common Stock issued and outstanding, as of October 30, 2025, as provided by the Issuer.
- Nant Capital, LLC (CIK 0001675758): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 339,465,529; sole dispositive power 0; shared dispositive power 339,465,529; aggregate amount beneficially owned 339,464,529 (31.5% of the class)
  Comment: The percentage shown in (13) is calculated based upon (x) the sum of (i) 246,412,277 shares of the Issuer's Common Stock held by Nant Capital, LLC ("Nant Capital"); and (ii) 93,053,252 shares of the Issuers' Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of October 30, 2025 pursuant to the conversion of a promissory note divided by (y) the sum of (i) 984,965,179 shares of the Issuer's Common Stock issued and outstanding, as of October 30, 2025, as provided by the Issuer; and (ii) 93,053,252 shares of the Issuer's Common Stock that Nant Capital has the right to acquire from the Issuer with 60 days of October 30, 2025 pursuant to the conversion of a promissory note.
- California Capital Equity, LLC (CIK 0001517764): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 106,511,412; sole dispositive power 0; shared dispositive power 106,511,412; aggregate amount beneficially owned 106,511,412 (10.8% of the class)
  Comment: The percentage shown in (13) is calculated based upon (x) the sum of (i) 7,976,159 shares of the Issuer's Common Stock held by California Capital Equity, LLC ("California Capital"); (ii) 9,986,920 shars of the Issuer's Common Stock held by NantWorks; (iii) 8,383,414 shares of the Issuers' Common Stock held by NantBio; (iv) 47,557,934 shares of the Issuer's Common Stock held by NantMobile; and (v) 32,606,985 shares of the Issuer's Common Stock held by NCSC divided by (y) 984,965,179 shares of the Issuer's Common Stock issued and outstanding, as of October 30, 2025, as provided by the Issuer. NantWorks is a wholly-owned subsidiary of California Capital. NantBio, NantMobile and NCSC are majority-owned subsidiaries of NantWorks. California Capital shares voting and dispositive power over the shares beneficially owned by NantWorks, NantBio, NantMobile, and NCSC. California Capital disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by NantWorks, NantBio, NantMobile and NCSC, except to the extent of their pecuniary interest.
- Patrick Soon-Shiong (CIK 0001189020): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 30,670,119; shared voting power 713,301,081; sole dispositive power 30,670,119; shared dispositive power 713,301,081; aggregate amount beneficially owned 743,971,200 (68.9% of the class)
  Comment: The percentage in (13) is calculated based upon (x) the sum of (i) 29,546,190 shares of the Issuer's Common Stock held by Dr. Patrick Soon-Shiong; (ii) 1,123,929 shares of the Issuer's Common Stock that Dr. Soon-Shiong has the right to acquire from the Issuer within 60 days of October 30, 2025 pursuant to the exercise of stock options that were exercisable as of October 30, 2025; (iii) 261,705,814 shares of the Issuer's Common Stock held by Cambridge; (iv) 7,976,159 shares of the Issuer's Common Stock held by California Capital; (v) 9,986,920 shares of the Issuer's Common Stock held by NantWorks; (vi) 246,412,277 shares of the Issuer's Common Stock held by Nant Capital; (vii) 93,053,252 shares of the Issuer's Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of October 30, 2025 pursuant to the conversion of a promissory note; (viii) 8,383,414 shares of the Issuer's Common Stock held by NantBio; (ix) 47,557,934 shares of the Issuer's Common Stock held by NantMobile; (x) 32,606,985 shares of the Issuer's Common Stock held by NCSC; and (xi) 5,618,326 shares of the Issuer's Common Stock held by the Chan Soon-Shiong Family Foundation divided by (y) the sum of (i) 984,965,179 shares of the Issuer's Common Stock issued and outstanding, as of October 30, 2025, as provided by the Issuer; (ii) 1,123,929 shares of the Issuer's Common Stock that Dr. Soon-Shiong has the right to acquire from the Issuer within 60 days of October 30, 2025 pursuant to the exercise of stock options that were exercisable as of October 30, 2025; and (iii) 93,053,252 shares of the Issuer's Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of October 30, 2025, pursuant to the conversion of a promissory note. Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of the Issuer's Common Stock beneficially owned by Cambridge, California Capital, NantWorks, NantBio, NantMobile, NCSC, Nant Capital, and the Chan Soon-Shiong Family Foundation. Dr. Soon-Shiong disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Cambridge, California Capital, NantWorks, NantBio, NantMobile, NCSC, Nant Capital, and the Chan Soon-Shiong Family Foundation except to the extent of his pecuniary interest.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ImmunityBio, Inc.
Address of issuer's principal executive offices: 3530 John Hopkins Court, San Diego, California (CA), 92121

## Item 5. Interest in Securities of the Issuer
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: In the case of NantMobile, LLC, their beneficial ownership percentage ceased to be more than five percent of the Issuer's Common Stock as of October 30, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The following documents are filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated as of September 21, 2023, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, NantWorks, LLC, NantMobile, LLC, Nant Capital, LLC, California Capital Equity, LLC, and Patrick Soon-Shiong (incorporated by reference to Exhibit 99.1 to the Sch 13D/A (Amendment No. 9) filed with the SEC by the Reporting Persons on September 21, 2023). Exhibit 99.2 Nominating Agreement by and between the Issuer and Cambridge Equities, LP, dated June 18, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015). Registration Rights Agreement by and between the Issuer and Cambridge Equities, LP, dated December 23, 2014 (incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

## Signatures
- Cambridge Equities, LP: /s/ Charles Kenworthy, Charles Kenworthy, Manager of MP 13 Ventures, LLC, the General Partner of Cambridge Equities, LP (11/10/2025)
- MP 13 Ventures, LLC: /s/ Charles Kenworthy, Charles Kenworthy, Manager (11/10/2025)
- NantWorks, LLC: /s/ Robert Morse, Robert Morse, CFO of NantWorks, LLC (11/10/2025)
- NantMobile, LLC: /s/ Robert Morse, Robert Morse, CFO of NantMobile, LLC (11/10/2025)
- Nant Capital, LLC: /s/ Charles Kenworthy, Charles Kenworthy, Manager of Nant Capital, LLC (11/10/2025)
- California Capital Equity, LLC: /s/ Charles Kenworthy, Charles Kenworthy, Manager of California Capital Equity, LLC (11/10/2025)
- Patrick Soon-Shiong: /s/ Patrick Soon-Shiong, Patrick Soon-Shiong (11/10/2025)